INTERNATIONAL ROYALTY

CORPORATION

Mr. Lewis E.Walde
Vice President - Chief Financial Officer
Hecla Mining Company
Suite 200, 6500 North Mineral Drive
Coeur ď Alene, Idaho 83815-9408

October 29, 2004

RE:

Binding Letter Agreement for the Purchase of Hecla Mining's Royalties

Dear Lew;

International Royalty Corporation (“IRC”) hereby offers to purchase from Hecla Mining Company (“Hecla”), a corporation existing under the laws of Delaware, all if its right, title and interest in and to the royalties listed in Exhibit A (collectively referred to as “Royalties”).

This Letter Agreement and the offer (“Offer”) made herein are upon the terms and subject to the conditions set forth below. We hope to expeditiously review any additional information you may make available to us in order to remove certain of the conditions to which this Letter Agreement is subject.  Upon your execution of this Letter Agreement, however, it shall become a binding agreement on Hecla and IRC setting forth the terms and conditions under which the parties will be bound to proceed to formalize a definitive agreement (if necessary) for the purchase of the Royalties and close said purchase.  This Letter Agreement and any amendments hereto shall be fully binding on the parties unless and until such time as it may be superseded and replaced by a definitive purchase agreement incorporating all of the material terms hereof and such other terms as are customary in transactions of the type contemplated herein.  In the event a definitive purchase agreement is not entered into, this Letter Agreement shall be fully binding on the parties to proceed to closing, subject only to the conditions to purchase the royalty described below.

PURCHASE PRICE

IRC hereby offers to pay Hecla a total purchase price of US$550,000 (Five hundred and fifty thousand dollars) for the Royalties, to be paid in IRC shares.  This purchase price is for the royalties listed in Exhibit A.  The shares issued to Hecla for this acquisition shall be priced at IRC’s Initial Public Offering (“IPO”) price.  Hecla will provide IRC with a right of first offer in respect to such securities if Hecla at any time thereafter intends to sell any or all of the same.

CLOSING AND CONDITIONS OF CLOSING

A.

Closing.  Closing shall occur on a mutually agreeable date and time, but no later than June 30, 2005, at the Hecla Mining Company corporate office building, 6500 N. Mineral Drive, Suite 200, Coeur ď Alene, Idaho.

B.

Conditions of Closing.

1.

IRC.

On or before Closing, IRC shall complete:

(a)

Satisfactory legal due diligence verifying title interest in and to the Royalties.

(b)

Satisfactory review of all tax issues related to this transaction.

(c)

Technical due diligence verifying that no material differences exist between data in the public domain and any other information in Hecla’s possession which would negatively impact the value of the Royalties.

(d)

IRC's Initial Public Offering.

(e)

Obtain formal corporate and regulatory approvals to the extent required by the parties.

2.

Hecla.

On or before Closing, Hecla shall:

(a)

Confirm that the purchase is of a contract right only and is not a purchase of the type of real property interest that would give rise to any environmental or other real property related liability.

(b)

In the event a given royalty has a Right of First Offer (“ROFO”) to a third party, Hecla will immediately take appropriate measures to force a decision by the third party.

(c)

Prepare documentation needed to transfer the royalties to IRC.

(d)

Obtain formal corporate and regulatory approvals to the extent required by the parties, and the receipt of the written waiver of the right of first refusals of third parties, when said condition exists.

GENERAL PROVISIONS

A.

This Letter Agreement supersedes all prior oral or written communications, offers, understandings or discussions relating to the Royalties and the subject matter hereof.

B.

Unless otherwise agreed to in writing, if the transactions contemplated by this Letter Agreement are not completed on or before June 30, 2005, this Letter Agreement shall be deemed to have expired and shall not be binding upon or enforceable against either party hereto.

C.

This Letter Agreement shall be governed by and interpreted in accordance with the laws of the state of Idaho.  The parties agree that the state and federal courts within the state of Idaho shall be exclusive jurisdiction over any dispute arising hereunder and the parties submit to the exclusive jurisdiction of such courts.

D.

The prevailing party in any dispute arising from this Letter Agreement shall be entitled to an award of its reasonable attorneys’ fees and costs.

E.

This Letter Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns.

If the foregoing meets with your approval, and you desire to proceed with the purchase and sale of the Rights as provided herein, please so indicate and affirm by executing a copy of this Letter Agreement and returning a copy to International Royalty Corporation.  Following your execution hereof, the parties will be obligated to proceed diligently and in good faith to complete the due diligence process, and IRC will be obligated to use its best efforts to arrange financing, and upon the obtaining of financing and the satisfaction of the conditions described above, thereafter the parties shall be obligated to proceed to closing,

In consideration of the foregoing agreements and commitments of the parties and the other terms provided above, the undersigned hereby acknowledge their consent and agreement to be bound by the terms of this Letter Agreement,

ACCEPTED AND AGREED THIS 29th DAY OF OCTOBER 2004

INTERNATIONAL ROYALTY CORPORATION

By:

Douglas B. Silver

Chairman and CEO

ACCEPTED AND AGREED THIS <*> DAY OF OCTOBER 2004

Hecla Mining Company

By:

Its

EXHIBIT A
List of Royalties

1.	2.5% NSR on the Alto Dorado project, Peru,
2.	2.0% royalty on the Ambrosia Lake project, New Mexico, USA.
3.	2.0% royalty on the Apex project, Utah, USA
4.	3.0% NSR on the Clear project, Nevada, USA.
5.	3.0% NSR on the Dottie project, Nevada, USA,
6.	0.0625% working interest on the Longtom/Triple W project, Oklahoma, USA
7.	3.0% NSR on the Gutsy project, Nevada, USA.
8.	3.5% NPR on the Liard/Schaft Creek project, British Columbia, Canada.
9.	3.0% NSR on the Oro Blanco project, Arizona USA.
10.	Sliding-scale royalty on the Soledad Mountain project, California USA.
11.	Multiple royalties on the Trenton Canyon project, Nevada, USA.
12.	0.00015672% working interest in the Wheeler 7U-1 project, Colorado, USA.
13.	2.0% NPR on the Yellowknife Lithium project, NWT, Canada